Exhibit 99.1

Media release

30 March 2004

Westpac Banking Corporation Announcement

Westpac Banking Corporation will be assessing institutional investor interest in a possible issue of USD Tier 1 hybrid securities outside of Australia and New Zealand pursuant to Rule 144A and Regulation S of the United States Securities Act of 1933.

This statement does not constitute an offer of any security for sale or issue. The securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411